Prime Diversity, Inc

A full service Diversity, Equity, and Inclusion solutions provider — connecting small businesses to prime opportunities.


PrimeDiversity
Connecting People, Products & Services

Invest

$99 minimum investment

DEADLINE: September 29, 2022

in 17 days

SHARE PRICE

$1

TOTAL RAISED

$26,400

VALUATION

$8,930,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

Pitch Updates Discussion

INTRODUCTION

Employee experience platform, Culture AMP, found through their 2022 Workplace DEI Report that **only 34% of respondents reported having enough resources to support their DEI initiatives**.[1] Imagine searching for a qualified business or individual but to only find a name and phone number. No additional information. No readily available resume. Unknown demographics. No portfolio of work. How is one supposed to conduct the proper and necessary due diligence without resources? Are you willing to take a gamble, potentially losing time, money, and credibility? Prime Diversity, Inc. has the solution.

Prime Diversity, Inc. is a minority-controlled company uniquely qualified to provide an avenue for national, middle market, and regional companies to achieve their diversity and inclusion goals, regardless of industry. We believe many benefits exist when we tap into the massively underutilized underrepresented communities.

We harness the power of technology to provide intelligent, meaningful and actionable information utilized by in-house advisors to help clients with diversity, equity, and inclusion (DEI) initiatives through the search, vetting, engagement, and compliance ecosystem.

Most importantly, companies are now making extensive reports about their Diversity, Equity, and Inclusion (DEI) policies. This is in response to new regulations from the SEC, which saw an increase in support for shareholder proposals related to these topics among investors last year compared to previous ones.[2] In 2021, companies were required to make new disclosures about DEI in their proxy statements. This was as a result of the Securities and Exchange Commission's recent Regulation S-K amendments. The amendments encourage Fortune 500 companies to report their DEI activities.

PROBLEM

Broken Process

Companies large and small with DEI goals face many chaotic challenges: gaps in data, communication, compliance, and engagement when looking to do business with the underrepresented. The challenge has caused many DEI efforts to be scaled back, stall, or even shut down.

WHY THEY FAIL

- **Searching -** No reliable up to date National or Local data
- **Vetting -** Limited resources/knowledge to perform
- **Engagement -** No mechanism to provide onboarding and retention
- **Compliance -** No consistent tracking & reporting methodology

Although there are endless lists available, they're just that, lists of names and phone numbers. Information gathered today does not accurately picture one's capabilities or background. Thus, no one can make a meaningful business decision regarding vetting and hiring.

> **In a 2018 report, of the survey participants, just over 50% thought diversity is important, but only 13% were actually doing something to improve it.**[3]
>
> - Grant Thornton International
>
> Diversity snapshot: ethnicity, age and gender

"According to a 2018 McKinsey report, companies in the top-quartile for workforce diversity are 33% more likely to financially outperform their less diverse counterparts."

- Harvard Business Review 2019

SOLUTION

Trust. Integrity. Teamwork. Human Kindness.

Prime Diversity "Advisors" bring order to the chaos. Each Prime Advisor works closely with the respective client to provide services such as searching, vetting, engagement, compliance reports and other related functions per client needs.

Using proprietary technology, the Prime Advisor has access to a robust platform to conduct the proper due diligence needed for DEI.

Targeted Features


Searches
Vetting
Local & National
DEI Audit Roadmap
References
License Verification
Bonding Capabilities
Compliance Reports

BUSINESS MODEL

Subscription Model

Prime Diversity is targeting fortune 500, middle-market, regional companies, industry-specific sector companies, governmental and civic entities, that are committed to achieving their Diversity, Equity, and Inclusion goals.

Prime Advisors can also operate as the Diversity, Equity, and Inclusion (DEI) team for the client or as an extension of their DEI team to help them reach their goals and maintain success.

In addition to a monthly fee, we plan to provide our clients with other billable services such as:

- DEI workshops
- Executive Coaching
- Local Labor Outreach and Onboarding
- Strategic Partnerships

> **"...Diversity, Equity, and Inclusion (DEI) has become increasingly important and crucial for the health, productivity and success of the organization from a business and a human standpoint."**
>
> *- SHIFT*
> *HR Compliance Training*

MARKET OPPORTUNITY


$7.5 Billion
Global
$3.8 Billion
U.S.A.
$1.5 Billion
Fortune 1000
Companies
Diversity department budgets average
around $1.5 million annually

- $7.5B Global Diversity & Inclusion Market estimated in 2020.[4]
- $3.8B U.S. Diversity & Inclusion Market estimated in 2021.[4]
- Diversity-department budgets at Fortune 1000 companies average $1.5M per year.[5]

TEAM



Al Paisley

Co-Founder/Chairman of Board

Al has an extensive Commercial Banking, Private Banking, and Wealth Management background. Over 40 years of experience in the financial services arena. He generated tens of millions of dollars in profits for three major financial institutions. He accomplished this by securing thousands of new accounts, hundreds of millions of dollars in deposits and loans, and substantial wealth management fee income, in a plethora of industries; during his illustrious career. He has been licensed to sell securities for 30 years. He has gained unwavering respect and confidence from his clients and colleagues alike because of his abilities and impeccable integrity.

Education

- Bachelor of Science Degree
- University of Southern California
- Major: Finance Minor: Accounting



Andrew Dillard

Co-Founder/CEO

Andrew Dillard has 25+ years of consulting and business management experience specializing in process improvement, using technology to power the performance of mid-sized and small companies in several industries. He has managed diverse teams up to 300, budgets up to $4M, successfully developed niche markets for non-profit and for-profit companies and raised over $600,000 serving as chairman and member of fundraising committees for a non-profit.

Andrew has facilitated changes by seizing opportunities to use technology for increasing productivity, reducing costs, and optimizing operations. A strong believer in the power of mentoring, Andrew is passionate about working with entrepreneurs and small businesses.



Joel Carter

Co-Founder/COO

Joel Carter has 30+ years of consulting and corporate experience harnessing technology to fuel the performance of large and mid-sized companies in over 10 different industries. He has managed teams up to 200, budgets up to $5M, and assets up to $200M. He has enabled business model changes by seizing opportunities to use technology for boosting productivity, reducing costs, optimizing operations and meeting regulatory objectives in the finance and healthcare sectors.



Angel Jose

Co-Founder/CTO

Angel Jose has 15 years of experience founding and scaling businesses in the real estate construction, mortgage, and property preservation space. And 10 years of experience leading technology teams as lead and consulted with startup tech teams from the first engineer through funding rounds. Angel has had great success managing engineering and product teams through large-scale technology platforms. He helped CARS, Inc. (Cars.com) transition from large-scale enterprise contracts to open source offerings. Angel's knowledge allows him to recruit, train and manage platform engineering teams to achieve company milestones and goals.



Gary Rushin, CPA

Co-Founder/CFO

Gary Rushin brings the breadth and depth experience to the company, experienced as a CEO, CFO, and Controller. Mr. Rushin ran and successfully turned around the nation's largest black-owned commercial casework/architectural woodwork manufacturing company, the Terrill Manufacturing Company.

With over 40-years-experience, he is a former investment and commercial banker, central bank advisor, business turnaround professional & adjunct professor. Mr. Rushin operated on several notable business turnarounds and corporate restructurings, including chairing creditors' committees.

Mr. Rushin taught M&A to executive MBA students in China and India. Additionally, he authored the prudential regulations for Non-bank financial institutions operating in Ghana for the Bank of Ghana and the World Bank.

Gary Rushin is a member of the American Institute of CPAs and a former member of its Information Technologies Subcommittee.

Education / Certifications

- ***Master of Science in Computer Science*** with a dissertation on Artificial Intelligence, Southeastern University
- ***Bachelor of Business Administration*** with a concentration in Accounting, Temple University
- ***Certified Public Accountant*** *(Active)*, State of Maryland, License 21470
- ***Chartered Global Management Accountant*** *(Inactive)*, AICPA, License 1010048449
- ***Certified Insolvency and Restructuring Advisor [CIRA]*** (Inactive), Assoc. of Insolvency and Restructuring Advisers — License 864
- ***Certified Information Technology Professional [CITP]*** (Inactive), AICPA, License 012
- ***Small Business Certificate*** - Goldman Sachs 10,000 / Babson College
- ***Negotiation Success: A Learning Laboratory - Certificate of Specialization*** - The University of Virginia, Darden School of Business

Achievements

- Recipient of the ***Manufacturer of the Year*** by the Dallas/Fort Worth Minority Supplier Development Council and the U.S. Dept. of Commerce (2015)
- Recipient of the ***Texas Workforce Solutions Employer Award of Excellence (Concho Valley)*** from the Texas Workforce Commission (2015)
- Recipient of the ***Economic Expansion Award*** by San Angelo Chamber of Commerce. (2015)



Gene Hale

Board Member & Senior Advisor

Gene Hale is the CEO of G&C Equipment Corporation. Hale is also President of Gence Corporation and G&C Consulting Services. Hale is also a U.S. Army Veteran.

Hale was appointed by President Obama to the President's Export Council. He was also appointed by President George W. Bush President's Board of Advisors on Historical Black Colleges. Governor Gray Davis appointed Hale to the California infrastructure committee for the 21st century and Governor Arnold Schwarzenegger appointed him to the California Small Business Commission. Governor Gavin Newsom appointed Hale the Governor's Minority Opportunity Small Business Council. Former Los Angeles County Supervisor Mark Ridley-Thomas appointed Hale to the Los Angeles County Small Business Commission. Hale serves on many boards including Vice Chair of the Southern California Leadership Council. Vice Chair of the LAEDC. Currently, he is the chairman of The Greater Los Angeles African American Chamber of Commerce (GLAAACC), and the Gardena Police Foundation.

Hale has served as chairman of the following associations: CALTRANS Small Business Advisory Board, the Black Business Association of Los Angeles, the Federation of Minority Business Associations of Los Angeles (which consists of the Asian Business Association, Black Business Association of Los Angeles, Latin Business Association, and the United Indian Association), the Congressional Task Force on Small Business Development, the Century Freeway Employment Advisory Committee. He served as Co-Chairman of the California Department of Corrections Advisory Board as well.

Encouraging strong community involvement has been one of Hale's principal objectives. He has promoted these values by providing equipment and financial support to churches, charities, schools, and local business organizations.

A native of Birmingham, Alabama, Hale earned his Business Administration degree from California State University-Dominguez Hills in Los Angeles.

Although a highly visible and public profile keeps him high on the list of leaders, Hale's commitment to assist in the success of small businesses is his main goal. Through his extensive career of service and leadership in all areas of business, he has made contributions that have rewarded hundreds of people in his continued advocacy for entrepreneurship and business development.



Angela Gibson-Shaw

Board Member & Senior Advisor

Angela Gibson-Shaw is a public affairs veteran with more than 35 years of experience, Angela has a vast array of experience with small business outreach, community outreach and public relations. She is committed to the empowerment of small, minority, women and veteran-owned businesses leading to job creation in communities of color.

She is the current president of the Greater Los Angeles African American Chamber of Commerce (GLAAACC). GLAAACC is dedicated to the growth and development of the African American business community. Angela also serves on the board of directors to the Inglewood Airport Area Chamber of Commerce, in addition to serving as an LA County Small Business Commissioner. Prior to her retirement at AT&T, Angela worked with then State Assemblyman Steven Bradford as a telecom consultant.

She has served on the boards of the Compton, Culver City, Carson, Huntington Park and Lynwood chamber of commerce, LA County Workforce Investment and South Bay Workforce Investment Boards.

Mrs. Gibson-Shaw is the immediate past Chair to the Los Angeles African American Women's Public Policy Institute, an organization dedicated to grooming African American women for Los Angeles leadership positions.

Angela Gibson-Shaw is a graduate of the African American Board Leadership Institute, and has attended West LA College and Mendoza School of Business Chamber Training Institute. For her commitment, she has been honored by National Congress of Black Women, 94.7 The Wave, GLAAACC, the National Congress of Black Women-LA Chapter, National Action Network LA, LA Focus, Our Authors Study Club, Recycling Black Dollars, The Black Business Association, LA Focus, The National Association of University Women, and the Women in NAACP, among others.

She has presented on the subjects of small business programs, securing corporate donations and leadership for women. She is married to Frederick Shaw Jr., public affairs director for the Citizens Commission on Human Rights. They reside in Inglewood.



Don Sanders

Board Member

Dr. Don Sanders worked his way through college teaching elementary school math, graduating cum laude from UCLA with a Bachelors in Mathematics. He followed this by receiving a Masters of Science in Public Health in the field of Biostatistics, subsequently continuing at UCLA, graduating from Medical School with honors, including being President of his graduating class. Dr. Sanders then completed his internship at University of Washington in Seattle, and then went to Harvard University where he completed his residency in Orthopaedic Surgery at the world-renowned Massachusetts General Hospital and fellowship at the Children's Hospital of Boston where he was distinguished with a Harvard Chair.

He returned to Los Angeles, establishing the premier Orthopaedic Surgery Group in the south bay region-South Bay Orthopaedic Specialists. Dr. Sanders continued his University service as member of the Admissions Committee for the UCLA David Geffen School of Medicine, he was a founding member of the Board of Directors of the UCLA Medical School Alumni Association, past Chairman of the Board of UCLA Black Alumni Association, member of the Board of Governors, as well as Board of Councilors, and served as chairman of the committee to establish the Arthur Ashe Student Health and Wellness Center. Dr. Sanders has also continued his teaching and academic career, publishing numerous scientific articles, lectures, and is former Program Director of the Orthopaedic Surgery Residency Program and Associate Professor and Chairman of the Department of Orthopaedic Surgery at the Charles Drew University.

Over the past decade Dr. Sanders has been working as a pioneer in the development of Direct Anterior Total Hip Replacement, lecturing and assisting hundreds of surgeons in developing proficiency with this revolutionary technique in Joint Arthroplasty. In addition to other Top Doctor achievement awards, Dr Sanders has been recognized as a top Orthopaedic Surgeon by U.S. News and World Report.



Duane Montgomery

Board Member

Duane focuses his practice on real estate and business transactions. Duane represents real estate clients in secured financing matters, acquisitions and dispositions, title reviews, foreclosures, loan workouts, commercial leasing, finance lender licensing, joint venture matters, and manufactured housing transactions. He has significant experience representing clients in applying for and obtaining California Department of Real Estate public reports and in applying for, negotiating, and obtaining tentative and final subdivision maps for various types of projects. Duane also assists medium and small businesses in the formation of limited liability companies, corporations, and partnerships. Duane is the office managing partner of the firm's Santa Monica office.

During his career, Duane has practiced at various California law firms and served as vice president and associate general counsel to a former major savings and loan association.

Duane received his bachelor's degree from Newbold College, his master's degree from Andrews University, and his law degree from University of Michigan Law School, Ann Arbor.



Maria Romina Talabucon

Board Member

Maria Romina Talabucon is an enterprise technology executive who has 30+ years of consulting and corporate experience in harnessing technology's value across an organization's operations. She has managed global teams on initiatives with budgets $20M+ with assets up to $1B. She has worked across 10+ industries delivering solutions to address complex challenges and strategic objectives. She has a long career in enabling organizations that can evolve within a constantly changing technical landscape.





Sahar Andrade

Advisory Board

Sahar Andrade is a Diversity, Global Leadership & Culture Competence Speaker & Consultant, certified as an E-marketer and Social Media Strategist. Sahar has lived, worked, and been educated in 7 countries and 3 continents; Sahar speaks 5 languages (English. French, Spanish, Arabic, and conversational Hebrew). ahar holds a Double Bachelors of Medicine, and Surgery, Minor in Psychiatry from Cairo University (never practiced Medicine); and successfully completed a Mastery of HR Studies Certificate Program. Sahar was recently appointed to the Forbes Coaches Council, nominated for the 2021 diversity inclusion award, and namd one of the nation's authorities on diversity by the Los Angeles Business Journal.

Sahar is honored to be a "TED TALK" and a "SUE Talk" Speaker. Sahar has appeared multiple times on nationally syndicated radio like 1100 AM KFNX news radio. Sahar has given speeches at Mattel, United States of Women Conference, University of Phoenix, USC , UCLA, Cal State Long Beach, Cal State Dominguez Hills, Cal State San Bernardino, SBA (Small Business Administration), LA Convention Center, and the Woodbury University. Sahar has also spoken at many conferences locally, in Canada and overseas.

Roger Ignon

Advisory Board

Entrepreneur (Retired)

Mr. Ignon both founded and co-founded several successful companies over the course of his career. Additionally, Mr. Ignon was the President of Stackhouse, Inc., a division of a publicly traded company, where he led and helped develop infection control products sold throughout the world. Mr Ignon graduated from UCLA with a BA in Industrial Design.

His most recent company, Edge Systems Inc., which he co-founded in 1997, grew from a garage to a company selling its products in 35 countries and established a new category in skin care. The company was sold to a private equity group in 2016. Edge Systems, dba HydraFacial Co. designs, develops and markets proprietary skin care devices and products throughout the world. Edge is now a publicly traded company listed on the NASDAQ exchange.

Mr. Ignon is holder of several patents and has developed, manufactured, marketed and sold his designed products worldwide. Additionally, Mr. Ignon has experience with FDA class I and II regulatory devices and products.

Currently Mr. Ignon works with entrepreneurs on their business plans and developments. Areas of expertise are financial planning, product development, manufacturing processes and business planning.



Dr. Fred McKinney

Advisory Board

Fred "Dr. Fred" W. McKinney recently retired from Quinnipiac University as the Carlton Highsmith Chair for Innovation and Entrepreneurship at the Lender School of Business at Quinnipiac University. Additionally, Dr. McKinney was the Director of the People's United Center for Innovation and Entrepreneurship at Quinnipiac University.

Dr. McKinney received his Ph.D. in economics from Yale University in 1983, and his BA degree in economics from the University of California at Los Angeles. Dr. McKinney has been honored by numerous organizations. Notably, in 2017, the United States Department of Commerce, Minority Business Development Agency, presented Dr. McKinney with its highest award, the Ronald H. Brown Leadership Award. A prolific writer, Dr. McKinney has authored four books and over 60 articles on minority business development and corporate supplier diversity.

Dr. McKinney has served on many boards of directors including, Yale New Haven Health System's Bridgeport Hospital, The Gateway Community College Foundation, Bridgeport Habitat for Humanity, The Forum for World Affairs, The Community's Bank of Bridgeport, Empower Yourself, and the Federal Reserve Bank of Boston's Community Advisory Board.



Louise Wu

Advisory Board

Louise Wu is Vice President of Development and Programming at Warner Brothers Unscripted Television, one of the leading unscripted studios in America, currently producing over 50 series and documentaries, totaling nearly 2,000 hours of programming annually across broadcast, cable, streaming, digital, first-run syndication and podcasts. With 15+ years of producing experience in the entertainment industry, Wu is a highly respected industry professional currently serving as the studio creative executive for some of the biggest and most respected filmmakers and talent in television today. In her role, she works closely with the creative community to ensure every project is produced at the highest quality and standard. Wu's approach to storytelling is simple: unearth the most unbelievable true stories...and then tell them well.



Mike Cimarusti

Advisory Board

Mike is President of Michael Nicholas Designs, a third generation family owned business. Michael Nicholas Designs manufactures upholstered furniture for some of the largest furniture retailers in the nation . Michael and his father have formed a dynamic partnership that has resulted in one of the most successful furniture manufacturers in California. The company has over 400 invaluable employees producing over 1000 pieces of furniture daily, out of their 145,000 square foot facility in Orange County. Michael also spearheaded the purchase, design , and remodel of a 14,000 sq. foot building in the furniture capital of the world , High Point , North Carolina which is currently used as a two- story showroom. This show room has paved the way to new partnerships and exclusive product development.

Michael is known throughout his community as a generous philanthropist to various causes he deeply believes in.



Jack Ochoa

Advisory Board

Jack is a passionate educator, entrepreneur, and expert in learning and corporate development. Jack has been a Business and Community leader dedicated to supplier diversity and inclusion for more than 25 years. He has held various positions with top-tier Corporate and Small Business Associations, Minority Business Groups, and Education Outreach organizations across Southern California. Jack has extensive experience with numerous corporate and government buying policies and procedures for Small Business owners. Under Jack's leadership, key advocacy, civic, political, and community relationships, public policy, and corporate initiatives benefiting small businesses have been pursued and approved.

Jack is also a member of the following committees:

- Los Angeles County METRO Transportation Business Advisory Council
- Los Angeles Unified School District Small Business Advisory Council
- City of Los Angeles Small Business Advisory Ad Hoc Council



Bill Cohen

Advisory Board

Bill is the co-founder and CEO of a garage start-up ending in a successful exit after achieving roughly $50m in annualized sales to 80 countries and 200+ employees. Prior to this Bill worked with several medical device companies in different capacities. Bill also partnered in the development of industrial warehouse space in Southern California for the past 12 years. He is active with two startups as well as advising/investing in other early-stage ventures, primarily in the medical device and diagnostic space.

Bill holds a Masters of Business Administration from the University of California Berkeley and a BA in Biological Sciences, from the University of California, Santa Barbara. He Graduated Cum Laude.

*1997-2017 Co-Founder/CEO of Edge Systems Corporation.



Wilton White

Advisory Board

Founder & CEO, Diversified Robotic

Tech and business executive with a mission to empower business organizations to achieve more. Wilton loves all things technology. He is the quintessential early technology adapter who is constantly looking for ways to innovate, and has a proven track record as an entrepreneur.

Prior to launching Diversified Robotic in 2017, Wilton was a National performance engineer for AT&T Wireless. He spent 20+ years in the Wireless communications sector as a Subject Matter Expert specializing in new technologies. He spent 10+ years of this period working internationally in the Philippines, Thailand, Taiwan, England, Italy, and Switzerland.



Ronald Rochester
Advisory Board

Ron is a retired federal special agent with over 30 years experience with the Department of Treasury. He was the Recipient of the Gallatin Award which is granted by the Department of Treasury in recognition of many years of excellent public service and the high esteem that they are held by the government. Ron is currently a CPA and a forensic accountant. He has a Bachelor Science Degree from Fordham University majoring in accounting. He also has an MBA from the University of Southern California.



Guenther Baerje
Advisory Board
Director Medical Staff Services at Valley Presbyterian Hospital

Guenther has been a medical staff services professional for 25 years, having worked in small community non-profit and large academic healthcare facilities. He has a passion for continuous improvement be learning, adopting practices and learning skills related to graphic design, marketing, behavioral psychology, and leadership.

SOURCES

[1] Culture Amp: DEI in 2022: Key trends and findings

[2] Harvard Law School: Preparing for Potential Updates to HCM & Board Diversity Disclosure Requirements

[3] Grant Thornton: Diversity snapshot: ethnicity, age and gender

[4] Yahoo: Global Diversity and Inclusion (D&I) Market Report 2021

[5] Forbes: You're Hiring A Diversity & Inclusion Leader — Here's How To Enable Success

USE OF PROCEEDS

If the offering's maximum amount of $1,070,000 is raised:

Use	Value	% of Proceeds
Compensation	$300,000	28.0%
Planned Platform Enhancements	$150,000	14.0%
Technology development	$125,000	11.7%
Software licensing fees	$65,000	6.1%
Staff researchers, account managers	$140,000	13.1%
General & Administrative fees	$75,000	7.0%
Professional fees	$50,000	4.7%
Subscription fees	$52,000	4.9%
Marketing & business development	$60,570	5.7%
Intermediary fees	$52,430	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in PRIME DIVERSITY, INC., doing business as Prime Diversity, Inc. This offering must raise at least $10,000 by September 29, 2022 at 10:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Prime Diversity, Inc may issue additional securities to raise up to $1,070,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

10,000,000 shares
× $1 per share

$10,000,000 implied valuation

FINANCIALS

Prime Diversity, Inc's official name is PRIME DIVERSITY, INC., so that's the name that appears in the statements below.

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on July 29, 2022
- Form C/A on July 29, 2022

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn

UPDATES

Jul 29, 2022 • Primary offering of 1,070,000 shares at $1

Jul 29, 2022 • Filed Form C/A

Jul 29, 2022 • Filed Form C

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